April 8, 2019

Thomas G. Berkemeyer
Associate General Counsel
AEP Texas Inc.
1 Riverside Plaza
Columbus, Ohio 43215

       Re: AEP Texas Inc.
           Registration Statement on Form S-3
           Filed March 29, 2019
           File No. 333-230613

Dear Mr. Berkemeyer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Danilo Castelli at (202)551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products